FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 18, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 18, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has launched its new web site, www.internationaltowerhill.com.

Item 5.	Full Description of Material Change

The Issuer has launched its new corporate website: www.internationaltowerhill.com.  The website will be updated regularly, and provides background information on management, property profiles, a site video of the Terra project, project photo tours and the latest corporate marketing information.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton J. Drescher, President & Director

Business Telephone No.:  (604) 683-6332

Item 9.	Date of Report

Dated at Vancouver, B.C. this 19th day of September, 2006.